Exhibit 17.01

Mr. Lewis Fanger

Chief Financial Officer

Full House Resorts, Inc.

1980 Festival Plaza Drive

Suite 680

Las Vegas, NV 89135

April 20, 2020

Dear Lewis,

Effective immediately, I resign from the Board of Directors of Full House Resorts, Inc. My resignation is the direct result of a dispute and disagreement with the Company and I believe that I was not renominated to the Board as a result of my efforts to hold the Company’s CEO accountable. Please file all required SEC notices in the required 8-K that includes listing my disputes and disagreements with the Company. My disputes and disagreements are detailed as follows:

1.

The Company’s estimated monthly cash burn rate of $3 million per month articulated the April 17th, 2020 press release is too high. It is my view that the Company should prioritize liquidity over the ease of reopening and the cash burn can and should be substantially reduced.

2.

Even though the Company laid off over 1,600 people, executive management indicated that it wanted executive salary deferrals to accrue at an interest rate of approximately 13%. I find the concept morally objectionable and repugnant given the scale of the COVID-19 crisis and its widespread impact on the less fortunate and well-off. Many executive management teams in the entertainment, travel and hospitality industries agreed to outright reductions in their salaries (United Airlines, Delta Airlines, Texas Roadhouse, Marriott, Wyndham Hotels and Resorts, Red Rock Resorts, Penn National Gaming, Boyd Gaming, etc.), without any deferrals. In many instances, the CEO’s of these companies cut salaries to zero. While the Chairman of the Board has volunteered to reduce his pay to zero, in my view, executive management missed the mark to demonstrate strong, moral, and effective leadership to all of its constituents when it indicated it wanted to charge usurious interest rates on deferred compensation.

3.

The CEO, Daniel Lee, and the CFO, Lewis Fanger, routinely fail to provide annual budgets, capital budgets, and operating plans to the Board in a timely fashion. In addition, management fails to respond to document requests from the Board either at all or within an acceptable response period.

4.

The Company should conduct a thorough CEO search and evaluation of the existing CEO prior to the consideration of any Employment Agreement renewal for him (the CEO’s contract expires on November 30, 2020). The Compensation Committee should conduct an employee review of the CEO with a focus on the Company’s return on invested capital after deploying nearly $50 million in capital expenditures, performance relative to Target (CEO will not receive a bonus for 2019’s results based on formulaic targets established for EBITDA, ROIC, or Cash Flow per Share), timeliness of responding to Board requests, and operating performance during his employment with the Company since 2014.

I am optimistic that with the right leadership, the Company will thrive, and it will perform substantially better after the crisis abates as there is substantial and low hanging fruit in operations (Rising Star ferry and Bronco Billy’s Christmas Casino), excessive corporate overhead, and excessive development expenditures for a business of this size. In addition, on top of the potential of dramatic cost structure rationalization, the sports betting licenses (and possible online casinos) could also further enhance the Company’s potential for a robust recovery on the tail-end of the COVID-19 crisis.

Sincerely,

/s/ Craig W. Thomas

Craig W. Thomas

Cc:        Mr. Daniel Lee, CEO of Full House Resorts, Inc.

              Mr. Bradley Tirpak, Chairman of the Board, Full House Resorts, Inc.